Exhibit 99.1

BITFARMS LTD.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the special meeting (the “Meeting”) of shareholders of Bitfarms Ltd. (“Bitfarms” or the “Corporation”) will be held at the offices of McCarthy Tétrault LLP, 66 Wellington Street West, Suite 5300, Toronto, Ontario on Tuesday, February 4, 2020 at the hour of 9:30 a.m. (Toronto time), for the following purposes:

1.	TO CONSIDER and, if deemed appropriate, to pass, with or without variation, a special resolution of shareholders to authorize and approve an amendment to the articles of incorporation of the Corporation to allow for the creation of a new class of preferred shares to be designated as “Class A Preferred Shares”, as more particularly described in the accompanying management information circular (“Circular”);

2.	to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Accompanying this notice is the Circular and a form of proxy. The accompanying Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice. Subject to section 190 of the Canada Business Corporation Act, dissenting shareholders are entitled to be paid the fair value of their shares.

Shareholders are entitled to vote at the Meeting either in person or by proxy in accordance with the procedures described in the Circular accompanying this Notice. Those who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Circular accompanying this Notice.

DATED at Toronto, Ontario, this 2nd of January, 2020.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Nicolas Bonta”
Nicolas Bonta
Chairman of the Board